The Oil & Gas Commerce Building

309 West Seventh Street, Suite 1600

Fort Worth, TX  76102

USA

Phone (US) 817-698-0900    Fax 817-698-0796    Toll Free 1-877-698-0900

April 4, 2005

Ms. Tia Jenkins

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Ms. Jenkins:

We have reviewed the comments of the reviewing Staff of the Commission set forth in a comment letter dated March 21, 2005.  We appreciate the opportunity to respond to the Staff’s comments and respond as follows.

June 30, 2004 Form 10-KSB

Acquisition of Davenport

SEC’s Comment:

1.               Based upon the description of the transaction, it appears that the acquisition of Davenport on May 24, 2004 should be presented as a reverse acquisition and reflected in the financial statements as a recapitalization.  The acquisition is equivalent to the issuance of stock by Davenport for the net monetary assets of the public shell corporation, accompanied by a recapitalization.   The accounting is identical to that resulting from a reverse acquisition except no goodwill or other intangible asset should be recorded.  For accounting purposes, Davenport is the acquirer.

Cano’s Response:

We respectfully disagree with the Staff’s position that this merger should be reflected as a reverse acquisition.  In determining our accounting for the merger transaction, we based our conclusion on the provisions of Statement of Financial Accounting Standards No. 141 (“SFAS 141”), which provides accounting guidance for the application of the purchase method.  To determine the acquiring entity, we specifically relied on paragraphs 16 and 17a of SFAS 141, as follows:

Paragraph 16 specifies that the “…the entity that distributes cash or other assets or incurs liabilities is generally the acquiring entity.”

As stated in Note 2 to the financial statements of our 10-KSB, “…we [Cano Petroleum] acquired 100% of Davenport Field Unit’s outstanding common stock in exchange for the issuance by us of 5,165,000 shares of our common stock to the Davenport Field Unit shareholders and we agreed to place the sum of $1,650,000 into escrow to be disbursed as follows: (1) $428,015 to Cano Energy Corporation as a reimbursement of costs associated with the Davenport field; (2) $355,646 in connection with a note that we assumed held by Bluebonnet Resources Corporation; and (3) $866,339 toward field improvements and drilling on the Davenport Property.”  Note 2 further analyzed the purchase price as follows:

Calculation of purchase price:
Cano Petroleum common stock (5,165,000 shares)	$2,324,250
Asset retirement obligation	83,582
Notes payable to Bluebonnet Resources	355,646
Reimbursement to Cano Energy	428,015
Total purchase price	$3,191,493

Allocation of purchase price:
Accounts receivable from Cano Energy	$4,000
Deferred compensation	2,324,250
Oil and gas properties	762,000
Cash	77
Goodwill	101,166
Total allocation of purchase price	$3,191,493

We believe this merger transaction was essentially achieved via the distribution of cash by Cano Petroleum to the Davenport Field Unit shareholders.  The 5,165,000 shares of stock issued to the Davenport shareholders is classified as deferred compensation and was not considered in determining the fair market value of the Davenport Field Unit, as shown in the above table.  The common shares issued by Cano Petroleum are currently being held in escrow and will be released to the individuals if certain goals are achieved pertaining to their continued employment and performance, as discussed in Item 5 of the 10-KSB.  The $1,650,000 cash placed in escrow was used, in part, to pay the liabilities assumed by Cano Petroleum for the Notes Payable to Bluebonnet Resources amounting to $355,646 and the $428,015 reimbursement due to Cano Energy.

Since Cano Petroleum distributed the cash to satisfy the assumed liabilities, we concluded that Cano Petroleum is the acquiring entity.

Paragraph 17a specifies that: “The relative voting rights in the combined entity after the combination – all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity.”

As stated in our balance sheet in the Form 10-KSB, our total common shares issued and outstanding are 15,647,204 shares, of which 5,165,000 shares (33%) are contingently held in escrow.  As previously discussed, these shares will be released when certain service and performance goals are met.  The current executive officers of Cano hold 5,010,050 of these escrowed shares, as discussed in Item 5 of the Form 10-KSB.  The escrowed shares, if fully vested, would represent 33% of the total issued shares, as compared to the remaining 67% being held by the former shareholders of Huron Ventures, Inc. (predecessor to Cano Petroleum).  Since the vast majority of shares (67%) are held by the former Huron shareholders, who still retain voting control, we concluded that Cano Petroleum is the acquiring entity.

SEC’s Comment:

2.               The financial statements should present the historical operations of Davenport prior to the merger.  The Davenport stockholders’ equity section should be retroactively restated to give effect to the legal structure of the former Huron Ventures with an offsetting entry to additional paid in capital.  The retained earnings/deficit of Davenport should be carried forward and adjusted for any transaction costs.  The issuance of common shares should be recorded at book value rather than fair value.  We note the Company has recorded goodwill from the transactions and the financial statements do not reflect the accumulated deficit and results of operations for Davenport prior to the transactions.  Please revise the financial statements and related data to eliminate goodwill and adjust the equity accounts as indicated.  Include footnote disclosure describing the accounting and reporting for the recapitalization.

Cano’s Response:

We respectfully disagree with this comment since we do not believe this was a reverse acquisition.  Please refer to our response to comment no. 1.

SEC’s Comment:

3.               Please file a revised Form 10-KSB that includes a discussion of the reverse acquisition and the effects of the restatement on the financial statements.  All of the historical disclosure required by Regulation S-B should be provided for Davenport as if it were the registrant.  The auditors’ report on the financial statements should make reference to the fact that the financial statements are restated.  Pro forma disclosures for a recapitalization transaction may not be material.  Commencing with the periodic reports for the year in which the Merger was consummated, all reports should be filed based on the fiscal year of Davenport.  The company’s subsequent Exchange Act Reports should be revised so as to conform to the above-described presentation.

Cano’s Response:

We respectfully disagree with this comment since we do not believe this was a reverse acquisition.  Please refer to our response to comment no. 1.

September 30, 2004 Form 10-QSB/A and December 31, 2004 Form 10-QSB

SEC’s Comment:

4.               Please expand Note 3 to explain why the acquisition of Ladder was effective May 1, 2004 yet does not appear to have been reflected in the company’s June 30, 2004 Form 10-KSB.

Cano’s Response:

As discussed in Note 3, we did not close the transaction until July 2, 2004.  Since the close date is subsequent to June 30, 2004, our financial statements do not reflect the effects of the Ladder acquisition.

The purchase and sell agreement provided that Cano was entitled to the net operating income generated by Ladder from May 1, 2004 through the closing date of the acquisition.  As part of the final purchase price determination to close on July 2, 2004, the net operating income earned by Ladder from May 1, 2004 through the July 2, 2004 was applied as an adjustment to the purchase price of the acquisition.

We believe our financial statements and accompanying footnotes accurately reflect the correct accounting treatment for the merger.  We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.  If you have any questions, do not hesitate to contact me directly at 817-698-0900.

Sincerely,

/s/ Michael J. Ricketts

Michael J. Ricketts
Chief Financial Officer and
Principal Accounting Officer